OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

May 13, 2013

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 20, 2013
File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 30, 2013 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) filed February 20, 2013, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Charges Related to Cost Reduction Actions, page 24

2.	Please show us how you will revise your future filings to more fully explain the specific cost reduction actions taken in 2012 that resulted in $136 million of charges. For example, you mention “closure or optimization of certain facilities, primarily in Europe” on page 25 and “other actions that align with our objectives in that region” on page 73. It is unclear what specific circumstances prompted you to restructure your operations in this region. Please more fully describe the location of the facilities closed, the reasons why those facilities were chosen, and explain the nature of the “other actions” taken. On pages 24 and 73, you make reference to $85 million of

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

restructuring charges recognized during 2012 which include $55 million of accelerated depreciation and $30 million of “other related charges”. Please clarify the specific circumstances that led to $55 million of accelerated depreciation charges and more fully describe what $30 million of “other related charges” represent. Please consider similar revisions to your financial statement footnote disclosures as well.

Response:

Within our Charges Related to Cost Reduction Actions discussion on EBIT and in our Cost Reduction Actions footnote, in consideration of your comment related to the specific circumstances that prompted us to restructure our operations and to be clearer to users of the financial statements, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

In our MD&A section, Charges Related to Cost Reduction Actions, on page 25:

“During 2012, we took actions to improve the competitive position of our global Composites manufacturing network through the closure or optimization of certain facilities, with our most significant actions taking place in France, Spain and Italy. These actions were primarily due to market conditions that led to lower capacity requirements within the European region. As a result of these actions, in addition to the charges recorded in cost of sales discussed above, we recognized $51 million in severance charges in 2012. The total charges related to cost reduction actions and related items for 2012 was $136 million. No charges were taken in 2011 as a result of cost reduction actions.”

In our Cost Reduction Action footnote on page 73:

“As a result of evaluating market conditions, we took actions to improve the competitive position of our global manufacturing network by closing certain facilities, with our most significant actions taking place in France, Spain and Italy. These actions were primarily due to market conditions that led to lower capacity requirements within the European region. In conjunction with these actions, the Company recorded $136 million in charges related to cost reduction actions and related items for the twelve months ended 2012; of which, $51 million is related to severance and is included in charges related to cost reduction actions on the Consolidated Statements of Earnings (Loss) and $85 million is related to other charges. The $85 million of other charges is included in cost of sales on the Consolidated Statements of Earnings (Loss) and consist of $55 million in accelerated depreciation due to the shortened expected useful life of the closed facilities and $30 million in other related charges that primarily consisted of facility closure and related other exit costs. Cash payments related to these activities are expected to continue through 2015.”

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

Segment Results, page 26

3.	In future filings, when you attribute changes in your results of operations to multiple factors, please quantify the extent to which such changes are attributable to each factor. For example, when discussing 2012 net sales as compared to 2011 net sales in the Composites segment, you reference changes in product mix, sales volumes, and selling prices without quantifying the changes in these factors. You provide similar disclosure in the discussion of net sales and EBIT for the Building Materials segment. With a view toward future disclosure, please show us what your revised disclosure would have looked like for 2012. Refer to Item 303(a)(3) of Regulation S-K.

Response:

The Company views the disclosures made within the various sections of MD&A as an integrated whole, and makes an effort to minimize duplication. Regarding the specific example you provided on 2012 net sales as compared to 2011 net sales in the Composites segment, we believe that when read in conjunction with the Composites EBIT Segment Results discussion, the reader is provided sufficient information to understand the business reasons for the fluctuation in revenue. Within the discussion of Composites net sales, we noted:

“Net sales in our Composites business were $117 million lower in 2012 than in 2011. Net sales were unfavorably impacted by approximately $85 million as a result of translating sales denominated in foreign currencies into United States dollars. Favorable mix and slightly higher sales volumes were more than offset by slightly lower selling prices. The 2012 comparison to 2011 was unfavorably impacted by approximately $20 million from the May 2011 divestiture of our glass reinforcements facility in Capivari, Brazil.”

The above disclosure explains approximately 90% of the change in net sales. Further, within the discussion of Composites EBIT, we noted:

“EBIT in our Composites segment was $110 million lower in 2012 than in 2011. Slightly lower selling prices and inflation contributed equally to approximately $60 million of the decline in EBIT.”

From our Composites EBIT disclosure, we believe the reader would understand that the impact of selling prices on revenue was $30 million. The remaining $18 million offsetting change in revenue is explained in our Composites net sales disclosure as being related to favorable mix and slightly higher sales volumes.

Within our Building Materials segment, in consideration of your comment related to the net sales and EBIT disclosures, and to be clearer to users of the financial statements, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

On page 28 we propose the following revisions:

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

“In our Roofing business, 2012 net sales were $155 million lower in 2012 than in 2011. The decline in net sales was driven by an 8 percent decrease in sales volumes, which was partially offset by favorable mix. In 2012, sales volumes decreased as a result of a decline in the size of the United States shingle market compared to 2011, largely resulting from lower year over year storm demand.”

“In our Insulation business, net sales were $100 million higher in 2012 than in 2011. The increase was driven by an increase in sales volumes of about 9 percent partially offset by unfavorable mix.”

In preparing future filings, we will continue to consider all increases and decreases in each material income statement line item and will quantify any material items that would provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

Liquidity, Capital Resources and Other Related Matters, page 31

Tax Net Operating Losses, page 33

4.	We note that your earnings before taxes significantly declined for during 2012 as compared to 2011 while your valuation allowance increased from $187 million at December 31, 2011 to $228 million at December 31, 2012. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize the remaining $1.3 billion of deferred tax assets as of December 31, 2012. Please ensure your disclosure addresses each of the following points, as appropriate:

•	Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

•	Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

•	To the extent you are relying on the reversal of your deferred tax liabilities in your assessment of the realizability of your deferred tax assets, please disclose this fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 16-25 of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

Response:

Each point is restated below for ease of reference, followed by the Company’s response and then at the bottom, our proposed revisions.

•	Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

The Company will need to generate federal, state and foreign pre-tax income of approximately $2.7 billion, $3.5 billion and $807 million, respectively, in order to realize our deferred tax assets. Our gross deferred tax assets are primarily attributable to US federal and state income taxes. We expect to utilize our deferred tax assets primarily through the generation of future taxable income, and to a much lesser degree through the reversal of existing deductible temporary differences. Operations within the US have generally been profitable over the prior three years and are expected to grow as the US housing market improves. Valuation allowances of $14 million and $214 million were established on our US state and foreign deferred income taxes, respectively, primarily related to net operating loss carryforwards.

We confirm that the anticipated future trends included in our assessment of the realizability of deferred tax assets are the same anticipated future trends used in evaluating the fair value of our reporting units for purposes of our assessments of goodwill, tangible assets and intangible assets for impairment.

•	Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

In assessing the realization of our deferred tax assets, we have not relied on any material future tax planning strategies.

•	To the extent you are relying on the reversal of your deferred tax liabilities in your assessment of the realizability of your deferred tax assets, please disclose this fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

We have not relied on the reversal of deferred tax liabilities in our analysis of the realization of U.S. federal and state deferred tax assets. In certain foreign jurisdictions, our analysis did consider the reversal of deferred tax liabilities to realize deferred tax assets. To the extent the reversal of deferred tax liabilities is relied upon in our assessment, they will reverse in the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

Based on the aforementioned discussion, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

In our MD&A section, Tax Net Operating Losses, on page 33

“In addition to the United States net operating losses described above, we have net operating losses in various state and foreign jurisdictions which totaled $3.3 billion and $807 million as of December 31, 2012, respectively. Our ability to utilize these net operating losses may be limited as a result of certain events, such as insufficient future taxable income prior to expiration of the net operating losses or changes in tax legislation. In order to fully utilize our net operating losses, the Company will need to generate federal, state, and foreign pre-tax income of approximately $2.7 billion, $3.5 billion, and $807 million, respectively. Should we determine that it is likely that our recorded net operating loss benefits are not realizable, we would be required to reduce the net operating loss tax benefits reflected on our Consolidated Financial Statements to the net realizable amount by establishing an accounting valuation allowance and recording a corresponding charge to current earnings. To date, we have recorded valuation allowances against certain of these deferred tax assets. In assessing the realizability of our deferred tax assets, we have not relied on any material future tax planning strategies.”

In our Income Taxes footnote on page 94

“At December 31, 2012, the Company had federal, state and foreign net operating loss carryforwards of $2.3 billion, $3.3 billion and $807 million, respectively. If not utilized, the federal and state net operating loss carryforwards will expire through 2032 while the foreign net operating loss carryforwards will begin to expire in 2013, with the majority having no expiration date. In order to fully utilize our net operating losses, the Company will need to generate federal, state, and foreign pre-tax income of approximately $2.7 billion, $3.5 billion, and $807 million, respectively. Certain of these loss carryforwards are subject to limitation as a result of the changes of control that resulted from the Company’s emergence from bankruptcy in 2006 and the acquisition of certain foreign entities in 2007. However, the Company believes that these limitations on its loss carryforwards will not result in a forfeiture of any of the carryforwards.

Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured under enacted tax laws and regulations, as well as NOLs, tax credit and other carryforwards. A valuation allowance will be recorded to reduce deferred tax assets if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. To the extent the reversal of deferred tax liabilities is relied upon in our assessment of the realizability of deferred tax assets, they will reverse in the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets.”

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

Audited Consolidated Financial Statements, page 48

Consolidated Statements of Cash Flows, page 55

5.	We note that you aggregate all of the cash flow changes in working capital into a single line item within the operating activities section of your cash flow statement. Please revise either the face of your cash flow statement or your financial statement footnotes to separately report all major class of reconciling items, including but not limited to changes in receivables, inventories, and accounts payable. Please refer to ASC 230-10-45-29.

Response:

Within our Statements of Cash Flows, in consideration of your comment related to the aggregation of working capital within operating cash flows, we propose to revise our future annual filings as follows:

	Twelve Months Ended Dec. 31,
	2012	2011	2010
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES
Changes in working capital accounts
Changes in receivables, net	24	(48)	(17)
Changes in inventories	(4)	(179)	(68)
Changes in accounts payable and accrued liabilities	23	(41)	66
Changes in other current assets	(12)	(4)	(15)
Other	(22)	10	49

6.	Please tell us and revise your future filings to clarify if you account for the transfer of receivables sold under the securitization facility as sales of financial assets or as secured borrowings in accordance with ASC 860. If the receivables sold were accounted for as true sales, please also tell us how you considered the provisions of ASC 230-10-45-16(a) in deciding to classify cash flows associated with your receivables securitization facility as financing activities.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

Response:

Within our debt footnote, in consideration of your comment related to our securitization facility, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

“Included in long-term debt on the Consolidated Balance Sheets are amounts outstanding under a Receivables Purchase Agreement (the “RPA”) that are accounted for as secured borrowings in accordance with ASC 860, Accounting for Transfers and Servicing.”

18. Contingent Liabilities and Other Matters, page 83

7.	Please refer to paragraphs ASC 450-20-50 and show us how you will revise your discussion on page 84 to disclose whether you have determined the likelihood of incurring losses in connection with any legal matters (including but not limited to environmental matters) to be probable, reasonably possible or remote. For any of the matters where you have determined the likelihood of incurring losses is reasonably possible, please revise to disclose one of the following:

•	Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

•	Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

•	Indicate that the amount cannot be estimated. To the extent the amount cannot be estimated, please revise to briefly explain the reasons why and estimate cannot be made.

Response:

When preparing its public disclosures, the Company considers paragraphs ASC 450-20-50, including its impact regarding the disclosure of legal matters with potential losses that are probable, reasonably possible and/or remote. We believe our past disclosures to be consistent with paragraphs ASC 450-20-50. In consideration of your comments, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

“The Company is involved in various legal proceedings relating to employment, product liability and other matters (collectively, “Proceedings”). The Company regularly reviews the status of such Proceedings along with legal counsel. Liabilities for such Proceedings are recorded when it is probable that the liability has been incurred and when the amount of the liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Management believes that the amount of any reasonably possible losses in excess of any amounts accrued, if any, with respect to such Proceedings or any other known claim,

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

including the matters described below under the caption Environmental Matters (the “Environmental Matters”) will not be material to the Company’s financial statements. Management believes that the ultimate disposition of the Proceedings and the Environmental Matters will not have a material adverse effect on the Company’s operations or financial condition taken as a whole.”

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 26

8.	As previously requested in our letter dated April 28, 2010, in future filings, please disclose, as applicable, whether your officers and directors are in compliance with your stock ownership guidelines.

Response:

The Company will disclose, where applicable, whether Named Executive Officers and directors are in compliance with pertinent Stock Ownership Guidelines. We propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

“Stock Ownership Guidelines. Stock Ownership Guidelines for our officers and directors are designed to closely link their interests with those of our stockholders. These Ownership Guidelines provide that each Executive Officer must own stock with a value of three to six times his or her base salary, depending on position. Outside Directors are required to own shares with a value greater than 3.5 times the Company’s annual cash retainer. Pursuant to these Ownership Guidelines, Officers and Outside Directors must retain 100% of after-tax shares received through Company grants until the Ownership Guideline is met. All Named Executive Officers and Outside Directors are in compliance with our Stock Ownership Guidelines.”

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 13, 2013

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly Schmidt

Kelly Schmidt

Vice President and Controller

OWENS CORNING